Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Nine Months Ended September 30, 2009
Earnings:
Income before provision for income taxes	$11,181
Equity in earnings of unconsolidated businesses	(422)
Dividends from unconsolidated businesses	443
Interest expense	2,416
Portion of rent expense representing interest	538
Amortization of capitalized interest	99

Earnings, as adjusted	$14,255

Fixed Charges:
Interest expense	$2,416
Portion of rent expense representing interest	538
Capitalized interest	696

Fixed Charges	$3,650

Ratio of earnings to fixed charges	3.91